SEC FILE NUMBER 001-33720
CUSIP NUMBER 75955K102
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☑ Form 10-Q    ☐ Form 10-D ☐ Form N-CEN
    ☐ Form N-CSR

For Period Ended: September 30, 2020

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Remark Holdings, Inc.
Full Name of Registrant

Former Name of Registrant (If Applicable)

800 S. Commerce Street
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89106
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Remark Holdings, Inc. (“we” or "our") is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (the “Report”) without unreasonable effort or expense due to delays in obtaining and compiling information for inclusion in the Report. We expect to be able to file the Report on or before the fifth calendar day following its original prescribed due date.

PART IV
OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Kai-Shing Tao	(702)	701-9514
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In comparison to the three months ended September 30, 2019, we expect revenue and cost of revenue to increase by approximately $2.0 million and $1.5 million, respectively, primarily due to an increase in project completions this year and to a new product line we introduced in the U.S. this year. We also expect there to be a significant change in other components of our total cost and expense primarily due to changes in bad debt expense, decreases in headcount and changes in impairments of investments and intangible assets, but we are not able to quantify such changes at this time as the review of our consolidated financial statements for the quarter is still in process. We also anticipate the gain on the change in the fair value of our warrant liability to increase by approximately $5.7 million due to expiration of certain warrants during the quarter and changes in our stock price over the three month period ended September 30, 2020.

Remark Holdings, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 16, 2020	By	/s/ Kai-Shing Tao
Name: Kai-Shing Tao Title: Chief Executive Officer